Exhibit 99.1

SGOCO Technology, Ltd.  Announces Ticker Symbols Change

Jinjiang, China, May 26 / PRNewswire-Asia-FirstCall/ --SGOCO Technology Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “SGOCO”) (OTC Bulletin Board: SGTLF), a leading liquid crystal display solutions branded designer, manufacturer and distributor in China, today announced that the Company’s ticker symbols, as quoted on the OTC Bulletin Board, changed from HMAQF to SGTLF for Ordinary Shares and from HMAWF to SGTWF for Warrants, effective at the commencement of trading in the United States on Tuesday, May 25, 2010.

SGOCO received notification from the Financial Industry Regulatory Authority (FINRA) that the Company’s symbols change was formally approved on May 24, 2010.

The Company’s ticker symbols change follows its recent name change from Hambrecht Asia Acquisition Corp. to SGOCO Technology, Ltd., which was effective on March 16, 2010, upon completion of certain filings in the Cayman Islands.  The Company’s shareholders approved the name change in connection with the business combination transaction consummated on March 12, 2010.

Mr. Or, President and Chief Executive Officer of SGOCO, said, “The corporate name and symbol changes align our corporate brand with our public equity.  As SGOCO expands and operates in new markets, the SGOCO name will become increasingly significant as the brand identity. ”

About SGOCO Technology, Ltd.

SGOCO Technology, Ltd. is the leading branded designer, manufacturer and distributor of LCD consumer electronics including LCD PC monitors, LCD TV and application-specific products.  SGOCO is dedicated to providing high quality, branded electronics at affordable prices for Chinese consumers.

For more information about SGOCO, please visit http://www.sgoco.com.

Safe Harbor Statement

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical fact, including, without  limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”.  Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct.  These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated.  The Company assumes no obligation to update any of the information contained or referenced in this press release.

For investor and media inquiries, please contact:

Peggy Yuan
SGOCO Technology, Ltd
Email: peggy@sgoco.com
Tel: + 86-10-5879-7435